FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2010

Commission File Number 001-32399

BANRO CORPORATION
(Translation of registrant’s name into English)

1 First Canadian Place 100 King Street West, Suite 7070 Toronto, Ontario, M5X 1E3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANRO CORPORATION

Date: November 10, 2010	/s/ Donat Madilo Donat Madilo Chief Financial Officer

EXHIBIT INDEX

Exhibit Number 99.1	Description Press Release November 10, 2010

EXHIBIT 99.1

Banro Corporation

PRESS RELEASE

BANRO UPDATES MINE CONSTRUCTION PROGRESS
AT ITS WHOLLY-OWNED TWANGIZA GOLD PROJECT

Toronto, Canada – November 10, 2010 - Banro Corporation ("Banro" or the "Company") (NYSE AMEX - "BAA"; TSX - "BAA") reports that construction of its wholly-owned Twangiza “Phase I” gold mine in South Kivu Province, Democratic Republic of the Congo (the “DRC”), is proceeding quickly and that the Company remains on schedule to begin commercial production in the fourth quarter of 2011. The following progress is reported:
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●	All bulk earthworks have been completed at the plant site.

●	All gold plant components have arrived on site from Australia and assembly of the plant is underway. Progress on mechanical works is on schedule.

●	Civil works are 38% completed.

●	Mining schedules are being prepared on site and are encouraging in that they show slightly better results than those achieved in the July 2009 Twangiza Feasibility Study.

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Widening of the main access road has been completed and access established to the bottom of the tailings management facility (TMF) site and the upper stream diversion. The road from the plant site to the top of the proposed TMF wall is rapidly approaching the position of the lower stream diversion.

●	The construction camp already houses a growing workforce. This facility is to be completed by the end of this week, with the management units to be finished by mid-December 2010.

●	Construction of the 100th new house has begun at the resettlement village of Cinjira. To date, 86 households out of a projected total of 433 households have been resettled at Cinjira.

Photographs highlighting construction progress at the Twangiza site can be viewed on the Banro website at:  http://www.banro.com/s/TwangizaGoldPlantUpdate.asp?ReportID=380953.  A new gallery will be posted shortly.

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Banro is a Canadian-based gold exploration and development company focused on the development of four major, wholly-owned gold projects, each with mining licenses, along the 210 kilometre-long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the DRC.  Led by a proven management team with extensive gold and African experience, the Company is constructing "Phase I" of its flagship Twangiza project. Banro's strategy is to unlock shareholder value by increasing and developing its significant gold assets in a socially and environmentally responsible manner.

Cautionary Note Concerning Forward-Looking Statements
This press release contains forward-looking statements.  All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding future gold production and the timing thereof and the Company's development plans and objectives) are forward-looking statements.  These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company.  Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company.  Factors that could cause actual results or events to differ materially from current expectations include, among other things: uncertainty of estimates of capital and operating costs, production estimates and estimated economic return; the possibility that actual circumstances will differ from the estimates and assumptions used in the Twangiza study and mine plan; failure to establish estimated mineral resources or mineral reserves (the mineral resource and mineral reserve figures for Twangiza are estimates and no assurances can be given that the indicated levels of gold will be produced); uncertainties relating to the availability and costs of any financing needed in the future;  fluctuations in gold prices and currency exchange rates; inflation; gold recoveries for Twangiza being less than those indicated by the metallurgical test work carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production); changes in equity markets; political developments in the DRC; lack of infrastructure; failure to procure or maintain, or delays in procuring or maintaining, permits and approvals; lack of availability at a reasonable cost or at all, of plants, equipment or labour; inability to attract and retain key management and personnel; changes to regulations affecting the Company's activities; the uncertainties involved in interpreting drilling results and other geological data; and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual information form dated March 29, 2010 filed on SEDAR at www.sedar.com andEDGAR at www.sec.gov.  Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

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For further information, please visit our website at www.banro.com, or contact: Simon Village, Chairman, United Kingdom, Tel: +44 1959 569 237, Arnold T. Kondrat, Executive Vice-President, Toronto, Ontario, or Martin Jones, Vice-President, Corporate Development, Toronto, Ontario, Tel: (416) 366-2221 or 1-800-714-7938.